Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Fiscal Year Ended December 31, 2005

Pioneer Hi-Bred International, Inc. Savings Plan

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name And Address Of Principal Executive Office Of Issuer)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Pioneer Hi-Bred International, Inc. Savings Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc.
Savings Plan

Dated: June 28, 2006

BY:	/s/ Diane Bridgewater
Diane Bridgewater
Vice President & Chief Financial Officer

Pioneer Hi-Bred International, Inc. Savings Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Pioneer Hi-Bred International, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 28, 2006

Pioneer Hi-Bred International, Inc. Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments
Common collective trust	$30,448,178	$—
Registered investment companies	373,130,717	363,354,247
Company stock fund	7,953,299	8,964,837
Participant loans	4,730,229	4,692,580

Total investments	416,262,423	377,011,664

Liabilities
Contributions to be refunded	62,743	—

Total liabilities	62,743	—

Net assets available for benefits	$416,199,680	$377,011,664

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Dividend income	$6,750,617	$3,629,374
Interest income	258,708	275,386
Net appreciation in fair value of investments	19,103,548	34,636,032

	26,112,873	38,540,792

Contributions:
Employer	6,324,865	5,811,570
Participant	23,004,526	21,429,095
Rollovers	915,056	—

	30,244,447	27,240,665

Total additions	56,357,320	65,781,457

Deductions:
Payment of benefits	17,426,199	11,889,309
Administrative expenses	166,998	168,852

Total deductions	17,593,197	12,058,161

Asset transfers	423,893	—

Net increase	39,188,016	53,723,296

Net assets available for plan benefits:
Beginning of year	377,011,664	323,288,368

End of year	$416,199,680	$377,011,664

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”), who have completed at least 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee of the assets of the Plan. As Trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions

Participants may designate 1 percent to 100 percent of their eligible earnings up to the annual maximum amount as stated by the Internal Revenue Service for deposit in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers nine mutual funds, a common/collective trust fund, the DuPont Company Stock Fund, and four predefined investment mixes as investment options for participants. The predefined investment mixes represent an investment in five of the investment options in varying percentages based upon the participant’s desired risk/return strategy. The four predefined investment mixes are: (1) Income, (2) Balanced Growth, (3) Growth, and (4) Aggressive Growth. In addition, the Company matches 50 percent of the first 6 percent of each participant’s before-tax contribution, up to a maximum of $3,000 in one Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Upon entering the Plan, participants are fully vested in their voluntary contributions plus earnings thereon. Effective January 1, 2005, any participant who completes an hour of service on or after that date will be immediately vested in their Company Match. Participants who have not worked an hour of service on or after January 1, 2005 vest in their Company Match at a rate of 20 percent per year and are fully vested after five years of service.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

Participant Loans

Participants may borrow up to 50 percent of their vested account balance, subject to the Plan’s guidelines. The loan shall provide for periodic repayment over a period not to exceed five years. The minimum loan amount is $1,000. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator (the Company). At December 31, 2005, the rates range from 5 percent to 10.25 percent. The interest rate on any participant loan is fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination, retirement, death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account or, if the account value is greater than $5,000, the participant may leave the balance in the account and obtain a distribution at a later date. For accounts with a value of less than $5,000, an immediate lump-sum distribution may be made at the discretion of the Plan administrator.

Forfeited Accounts

Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were not used to offset Company contributions during the years ended December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $46,584 and $45,213 respectively.

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2005 and 2004, respectively, the Plan paid $166,998 and $168,852, in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The DuPont Company Stock Fund is valued at its year-end unit closing price (defined as the year-end market price of DuPont common stock plus the uninvested cash position). Investment mixes are valued at the net asset value of underlying investments and other assets and liabilities. Participant loans are valued at cost, which approximates fair value. Shares of common and collective trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the trustee at year-end. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2005 and 2004 were as follows:

	2005	2004
Vanguard Retirement Savings Trust	$30,448,178	$—
T. Rowe Price Foreign Equity Fund	49,312,908	44,609,377
T. Rowe Price Small-Cap Stock Fund	58,477,487	53,156,462
Vanguard 500 Index Fund	115,830,968	111,359,847
Vanguard PRIMECAP Fund	34,186,243	31,198,553
Vanguard Total Bond Market Index Fund	58,616,512	53,972,106
Vanguard Windsor II Fund	21,470,600	—
Vanguard Prime Money Market Fund	—	27,669,562

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Registered Investment Companies	$20,192,361	$34,059,535
DuPont Company Stock Fund	(1,088,813)	576,497

Net appreciation in fair market value of investments	$19,103,548	$34,636,032

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

NOTE 4 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. DuPont, as the parent of the Company, is a related party to the Plan. The Plan offers the DuPont Company Stock Fund investment option. The Plan purchased $2,644,868 and $2,296,687 of stock during the years ended December 31, 2005 and 2004, respectively. The Plan $2,543,608 and $3,522,144 of stock during the years ended December 31, 2005 and 2004, respectively. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 5 – TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated April 7, 2003, covering amendments through December 17, 2001, that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - ASSET TRANSFER

Net asset transfers to the Plan for the year ended December 31, 2005 were $423,893 representing assets transferred from the Savings and Investment Plan of E. I. du Pont de Nemours and Company.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Pioneer Hi-Bred International, Inc. Savings Plan	Schedule I
Schedule of Assets (Held at End of Year) as of December 31, 2005
Attachment to Form 5500, Schedule H, Part IV, line i

Identity of Issue	Investment Type	Current Value
* Vanguard Retirement Savings Trust	Common/Collective Trust	$30,448,178

Total common collective trusts		30,448,178

T. Rowe Price Foreign Equity Fund	Registered Investment Company	49,312,908
T. Rowe Price New Horizons Fund	Registered Investment Company	11,304,630
T. Rowe Price Small-Cap Stock Fund	Registered Investment Company	58,477,487
* Vanguard 500 Index Fund	Registered Investment Company	115,830,968
* Vanguard International Growth Fund	Registered Investment Company	10,564,716
* Vanguard PRIMECAP Fund	Registered Investment Company	34,186,243
* Vanguard Total Bond Market Index Fund	Registered Investment Company	58,616,512
* Vanguard Total Stock Market Index Fund	Registered Investment Company	13,366,653
* Vanguard Windsor II Fund	Registered Investment Company	21,470,600

Total mutual funds		373,130,717

* DuPont Company Stock Fund	Company Stock Fund	7,953,299

* Participant loans	Interest Rate 5%-10.25% Maturing from February 2005 - December 2010	4,730,229

Total assets (held at end of year)		$416,262,423

*	Party in Interest